Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Collection Period Ended   31-Jul-2020

Amounts in USD

Dates

Collection Period No.	25			
Collection Period (from... to)	1-Jul-2020	31-Jul-2020		
Determination Date	13-Aug-2020			
Record Date	14-Aug-2020			
Distribution Date	17-Aug-2020			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2020	17-Aug-2020	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jul-2020	15-Aug-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	389,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	125,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	449,000,000.00	342,142,718.76	313,073,855.44	29,068,863.32	64.741344	0.697269
Class A-4 Notes	121,950,000.00	121,950,000.00	121,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,384,950,000.00**	**464,092,718.76**	**435,023,855.44**	**29,068,863.32**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	499,604,277.09	470,535,413.77			
Yield Supplement Overcollateralization Amount	87,929,652.04	27,150,573.75	25,522,386.71			
Pool Balance	**1,508,391,985.09**	**526,754,850.84**	**496,057,800.48**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.710000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.264750%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.030000%	863,910.36	1.924077	29,932,773.68	66.665420
Class A-4 Notes	3.150000%	320,118.75	2.625000	320,118.75	2.625000
Total		**$1,184,029.11**		**$30,252,892.43**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	30,211,850.78	(1) Total Servicing Fee	438,962.38
Interest Collections	1,709,036.19	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	105,581.63	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	402,843.38	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	1,184,029.11
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	1,754.92	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**32,431,066.90**	(6) Regular Principal Distributable Amount	29,068,863.32
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**32,431,066.90**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	1,739,212.09
		Total Distribution	**32,431,066.90**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	438,962.38	438,962.38	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,184,029.11	1,184,029.11	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	863,910.36	863,910.36	0.00
thereof on Class A-4 Notes	320,118.75	320,118.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,184,029.11	1,184,029.11	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	29,068,863.32	29,068,863.32	0.00
Aggregate Principal Distributable Amount	29,068,863.32	29,068,863.32	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	186.79
minus Net Investment Earnings	186.79
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	186.79
Net Investment Earnings on the Collection Account	1,568.13
Investment Earnings for the Collection Period	1,754.92

Notice to Investors

Note 1:

674 accounts with an outstanding principal balance of $16,199,552.21 did not have an installment payment scheduled for the current Collection Period.

Note 2:

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five months, which will generally result in an extension of the term of the customer's contract by an equivalent number of months. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also implementing a phased resumption of collection activities, including repossessions, that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	526,754,850.84	29,620
Principal Collections	18,063,206.80	
Principal Collections attributable to Full Pay-offs	12,148,643.98	
Principal Purchase Amounts	0.00	
Principal Gross Losses	485,199.58	
Pool Balance end of Collection Period	496,057,800.48	28,622
Pool Factor	32.89%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.49%
Weighted Average Number of Remaining Payments	52.73	30.84
Weighted Average Seasoning (months)	14.04	37.50

Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	492,950,114.79	28,491	99.37%
31-60 Days Delinquent	2,231,346.80	95	0.45%
61-90 Days Delinquent	498,882.50	23	0.10%
91-120 Days Delinquent	377,456.39	13	0.08%
Total	496,057,800.48	28,622	100.00%

Delinquency Trigger	2.673%
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.177%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	485,199.58	19	19,262,958.35	683
Principal Net Liquidation Proceeds	105,349.44		6,084,825.11	
Principal Recoveries	395,883.05		6,367,455.05	
Principal Net Loss / (Gain)	(16,032.91)		6,810,678.19	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.038%)
Prior Collection Period	0.888 %
Second Prior Collection Period	0.600 %
Third Prior Collection Period	0.757 %
Four Month Average	0.552%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.452%
Average Net Loss / (Gain)	9,971.71

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.